SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2012
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2012

PROPOSAL OF SHAREHOLDERS

ITEM 14 ON THE AGENDA:

(To resolve on the creation of an ad hoc commission to determine the remuneration of the members of the Compensation Committee)

Whereas:

A)          In case the proposal presented by the Shareholders under item 5 on the agenda of this General Meeting is approved, new members of the Compensation Committee will be appointed for the 2012-2014 term of office;

B)            The functions of the Compensation Committee include the definition of the remuneration policy applicable to the members of the corporate bodies and the determination of the remunerations to be paid taking into consideration each member’s performance and the Company’s economic situation;

C)            Members of the Compensation Committee shall execute their functions with adequate diligence, which requires a significant amount of time and a high level of qualification;

D)           The scope of the elements and variables to take into consideration on the definition of the remuneration policy to be implemented in the Company (particularly the remuneration of members of the management and supervisory bodies) and on the compliance of the legal and regulatory disclosure obligations on this subject have considerably increased following the entry into force of Law no. 28/2009, of 19 June, of CMVM Regulation no. 1/2010 on Corporate Governance of Listed Companies and of CMVM Recommendations on Corporate Governance published in January 2010;

E)             The members of the Compensation Committee are remunerated for the performance of their functions above described;

We propose that it be resolved:

1)              To create an ad hoc commission, not remunerated for the performance of its functions, composed by Prof. Doutor João Calvão da Silva, Prof. Doutor António Gomes Mota and Prof. Doutor Carlos Lobo whose exclusive function is to determine the remunerations to be paid to the members of the Compensation Committee.

Lisbon, 23 March 2012

The Shareholders,

RS HOLDING — NIVALIS

AVISTAR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.